August 23, 2010

Mr. Kevin B. Habicht
Chief Financial Officer
National Retail Properties, Inc.
450 South Orange Avenue, Suite 900
Orlando, Florida 32801

>   **Re:**   **National Retail Properties, Inc.**
>   **Form 10-K for the year ended 12/31/2009**
>   **Filed on 2/25/2010**
>   **Proxy Statement on Schedule 14A**
>   **Filed on 3/31/2010**
>   **File No. 001-11290**

Dear Mr. Kevin B. Habicht:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Consolidated Statements of Earnings, page 48

1.   Please clarify your basis for presenting loss on notes receivable foreclosure below earnings from operations.

Note 1 – Organization and Summary of Significant Accounting Policies

Real Estate – Investment Portfolio, pages 57 – 58

2.   For your below market leases, please tell us whether there were any below market renewal period associated with them and if so how the fair value of the below market renewal periods was determined and how it will be amortized.

Real Estate – Inventory Portfolio, page 58

3.   We note from disclosures on page 23 that you transferred 11 properties from the Inventory Portfolio to the Investment Portfolio in December 2009.   Please tell us how you valued these properties and to the extent adjustment was required, please tell us the amount of such adjustment and where on the statement of operations this adjustment has been recorded.   Reference is made to paragraphs 360-10-35-44 and 360-10-45-7 of the FASB Accounting Standards Codification.

Note 5 – Business Combinations, page 66

4.   We note that in connection with the foreclosure of a notes receivable, you acquired the operations of an auto service business.   You recorded a loss of $7.8 million on the note foreclosure and goodwill of $3.4 million related to the acquisition.   Please tell us the terms of the foreclosure and describe how you determined the amount of loss and goodwill recognized.   Your response should disclose the purchase price allocation for the acquisition and the outstanding balance for the note receivable at the time of foreclosure.

Note 6 – Mortgages, Notes and Accrued Interest Receivable, page 67

5.   Please disclose the balance for allowance for credit losses as of each period end presented.   Reference is made to Rule 5-02(4) of Regulation S-X.   To the extent that no allowance has been recorded, please provide us with more detail regarding how you determined that no allowance was required for your notes receivable as of December 31, 2009.

Note 10 – Notes Payable – Convertible, page 70

6.   For your convertible debt instruments outstanding as of December 31, 2009 with cash conversion features, please tell us how you have complied with the disclosure requirements outlined in paragraphs 470-20-50-4 to 470-20-50-6 of the FASB Accounting Standards Codification.

Exhibit Index, page 95

7.   Refer credit agreements filed as exhibits 10.9 and 10.11. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next quarterly report or tell us why you believe the agreements are no longer material to investors.

Proxy Statement on Schedule 14A, filed March 31, 2010

Executive Compensation, page 12

8.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

9.   Please expand your discussion of compensation awards to explain specifically why each named executive officer received the base salary, cash bonus and equity incentive awards that he did. For example, your discussion of cash bonuses should identify and discuss the personal goals assigned to each, individual officer and his or her ability to meet those goals. Please refer to Item 402(b) of Regulation S-K for guidance. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

10.   We note that you benchmark compensation. Please more fully describe your benchmarking policy. For example, we note that you have benchmarked base salary to the peer group median base salaries, but you have not explained if you also benchmark other portions of compensation, such as cash bonuses and restricted stock awards, to the peer group and, if so, the targeted percentile range. Please provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

11.   You have not provided a quantitative discussion of all the terms of the necessary targets to be achieved by your named executive officers to earn their cash bonuses and restricted stock awards. For example, we note that with respect to cash bonuses, the committee took into consideration the company's ability to meet profitability, balance sheet and total return objectives. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, we note that part of this compensation is based upon qualitative performance factors, in particular personal goals assigned to each officer. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v).

12.   We refer you to Section II.B.1 of Securities Act Release No. 33-8732A (Aug. 26, 2006). The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that both Messrs. Macnab and Whitehurst received significantly more stock awards than the other named executive officers. Please see Item 402(b)(2)(vii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3498 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551 - 3391 or Tom Kluck at (202) 551 – 3233 with any other questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant